Exhibit 99.B(d)(n)(A)(8)

AMENDMENT NO. 8 TO THE

PORTFOLIO MANAGEMENT AGREEMENT

This AMENDMENT TO THE PORTFOLIO MANAGEMENT AGREEMENT (“Amendment No. 8”), dated as of October 1, 2018 and effective as of that date, is by and among Pacific Life Fund Advisors LLC, a Delaware limited liability company (the “Investment Adviser”), J.P. MORGAN INVESTMENT MANAGEMENT INC., a Delaware corporation (the “Portfolio Manager”) and Pacific Select Fund, a Delaware statutory trust (the “Trust”).

W I T N E S S E T H:

WHEREAS, the Investment Adviser and the Trust have entered into an Investment Advisory Agreement dated as of January 1, 2005, as amended from time to time, pursuant to which the Investment Adviser has agreed to provide investment management services to the Trust, and pursuant to which the Investment Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Investment Adviser, the Portfolio Manager and the Trust are parties to a Portfolio Management Agreement dated May 1, 2008, as amended from time to time (the “Agreement”), pursuant to which the Portfolio Manager furnishes investment advisory services to certain series of the Trust (the “Portfolios”), as listed on Exhibit A of the Agreement;

WHEREAS, the Adviser and the Subadviser amended the Subadvisory Agreement on March 22, 2017 (“Amendment No. 7”) in anticipation of the Department of Labor’s “Fiduciary Rule” becoming applicable;

WHEREAS, the Department of Labor’s Fiduciary Rule has since been vacated and the Adviser and Subadviser wish to terminate certain provisions in Amendment No. 7.

WHEREAS, the Board of Trustees of the Trust has approved this Amendment No. 8 to the Agreement and it is not required to be approved by the shareholders of the Portfolios;

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.                                      Paragraph 1 to Amendment No. 7 which relates to Section 6 of the Agreement titled “Compensation” is hereby deleted and replaced in its entirety as follows:

The Portfolio Manager previously agreed to waive a portion of the subadvisory fee payable to it with respect to the Portfolio(s) in an amount equal to the amount of the subadvisory fee attributable to the value of the shares of the Portfolio(s) that were beneficially owned by retirement plans and IRAs (“Plans”) as part of variable annuity contracts that were sold to the Plans by an affiliate of the Portfolio Manager (“Plan Owned Portfolio Shares”).  The waiver was calculated by the Investment Adviser, based on the net asset value of the estimated Plan Owned Portfolio Shares as of the previous calendar month-end as calculated by the Investment Adviser, provided that, prior to the effective date of Amendment No. 7, the Portfolio Manager approved in writing the calculation methodology to be used by the Investment Adviser to calculate the waiver amount.  If there were subsequent changes to the calculation methodology, the Portfolio Manager would, upon the request of the

Investment Adviser, also approve these changes in writing prior to the Investment Adviser’s implementation of the changes to the calculation methodology.  The Investment Adviser was to send a statement of its calculation of the waiver to the Portfolio Manager at the time of its payment of the subadvisory fee to the Portfolio Manager.

As of the effective date of this Amendment No. 8, the Portfolio Manager will no longer waive the portion of its fees as described above and the Investment Adviser will no longer be required to calculate the amount of such waiver.  With respect to the waivers previously calculated by the Investment Adviser, the Portfolio Manager represents and warrants that the Investment Adviser, its affiliates and the Portfolio(s) will bear no liability for any error in the calculation of the waiver, including for any direct, special or consequential damages incurred by the Portfolio Manager or the Portfolio Manager Indemnified Persons (as that term is defined in Section 15(b) of the Agreement titled “Indemnification”) as a result, provided that the Investment Adviser  had a reasonable process in place (agreed to by the Portfolio Manager) to calculate the waiver and followed that process and the agreed upon calculation methodology and any error that occurred in following the process and the agreed upon calculation methodology was not reckless or in bad faith.  To that end, the Portfolio Manager will indemnify and hold harmless the PL Indemnified Persons (as that term is defined in Section 15(a) of the Agreement) and the Portfolio(s) against any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses) to which the PL Indemnified Persons, including the Investment Adviser, may become subject  resulting from the Investment Adviser’s calculation of the waiver amount (or a PL Indemnified Person’s calculation of the waiver amount on behalf of the Investment Adviser), provided that the PL Indemnified Person followed the agreed upon process established to calculate the waiver amount and the agreed upon calculation methodology described in this Section 6 herein.

2.                                      In the last paragraph of Section 16 of the Agreement, the sentence under (ii) is hereby deleted and replaced in its entirety with the following:

3.                                      (ii) the Sections or Paragraphs numbered 2(g) for a period of six years, and 2(m), 2(t), 2(v), 3, Paragraph 1 of Section 6 (added by this Amendment No. 8), 9, 10, 11, 13, 14, 15, 16, 17, 18, 19 and 21 of this Agreement as well as any applicable provision of this Paragraph numbered 16 shall remain in effect.

4.                                      Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

5.                                      Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Agreement, as amended to date, shall remain unchanged and shall continue to be in full force and effect.

6.                                      Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement, as amended to date.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment to the Agreement as of the date first above written.

PACIFIC LIFE FUND ADVISORS, LLC

By:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	SVP, Fund Advisor Operations

By:	/s/Laurene E. MacElwee
Name:	Laurene E. MacElwee
Title:	VP & Assistant Secretary

PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	SVP, Fund Advisor Operations

By:	/s/Laurene E. MacElwee
Name:	Laurene E. MacElwee
Title:	VP & Assistant Secretary

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Jeffrey A. Reedy
Name:	Jeffrey A. Reedy
Title:	Vice President